US Lighting Group, Inc.

September 13, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Sarah Sidwell

Re:	US Lighting Group, Inc.
Registration Statement on Form S-1
Filed on September 1, 2023
File No. 333-274300
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, US Lighting Group, Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 be accelerated to 5:00 PM ET, on Friday, September 15, 2023, or as soon thereafter as may be practicable.

Please do not hesitate to contact our legal counsel, Christopher J. Hubbert, at 216-736-7215 or CJH@KJK.com, if you have any questions or would like additional information regarding this matter.

Sincerely,

US Lighting Group, Inc.

/s/ Anthony R. Corpora

By Anthony R. Corpora, Chief Executive Officer

cc: Christopher J. Hubbert, KJK